UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

VITRO DIAGNOSTICS, INC..

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   928501 303

 (CUSIP Number)

James R. Musick, President

4621 Technology Drive
Golden, CO  80403
                  (tel)  (333) 550-2130

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                  May 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928501 303

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     MUSICK, JAMES R.

(2) Check the Appropriate Box if a Member (a) [ X  ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 3,585,498
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 3,585,498
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       3,585,498 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      19.52%

(14) Type of Reporting Person*              IN

+++++++++++++++++++++++++++++++++++++++++++++++++++++++

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JAMES R. MUSICK TRUST

(2) Check the Appropriate Box if a Member (a) [ X  ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     COLORADO

Number of Shares	(7) Sole Voting Power 2,995,607
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 2,995,607
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       2,995,607 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      17.45%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

Item 1 is amended to read as follows:

           The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Vitro Diagnostics, Inc., a Nevada corporation (the “Company”).  The address and principal executive offices of the Company is 4621 Technology Drive, Golden, CO  80403.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)     This statement on Schedule 13D/A is being filed jointly by The James R. Musick Trust (“Trust”) and James R. Musick (“Musick”), who is the Trustee of the Trust.  The Trust and Musick are also referred to herein as the Reporting Person.

             (b)  P O Box 1264; 9238 Black Mountain Drive, Conifer, CO  80433

             (c)  The Trust manages the assets of the grantor.  Musick is the President and Chief Executive Officer of Vitro Diagnostics, Inc.

             (d)-(e)     During the past five years, neither Reporting Person has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:  None.

             (f)  Musick is a citizen of the United States of America; the Trust is organized under the laws of the State of Colorado.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to read as follows:

          Effective May 1, 2008, Musick was granted options to purchase 1,000,000 shares of Common Stock of the Company at an exercise price of $0.19 per share, which options shall expire on May 1, 2018.

Since the filing of Amendment No. 4 to Schedule 13D, the Trust has acquired 1,464,843 shares of Common Stock of the Company in two private transactions.  226,667 of the total shares were purchased February 12, 2009 at a price of $0.0375 per share by funds donated to the Trust by Musick and were the personal funds of Musick; 1,238,176 of the total shares were issued effective February 12, 2009 upon conversion of debt payable to Musick in the total amount of $229,863.

ITEM 4.  PURPOSE OF TRANSACTION

     The  Trust  acquired securities of the Company for purposes of investment.

     a.   The Reporting Person will continuously evaluate his holdings in the

          Company and make additional acquisitions or dispositions, in his discretion.

     b-f. Musick, one of the Reporting Persons, is a director of the Company.

          While he has no immediate plans to do so, he may authorize one or more extraordinary corporate transactions, sale or transfer of assets,

          change in the Board of Directors or other actions enumerated in these subsections consistent with his fiduciary obligations.  Other than that, the Reporting Person has no other plans to make material changes in the Company's business or corporate structure, or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read as follows:

         (a)     As of the date of the filing of this Amendment No. 5, Musick is deemed to beneficially own 2,385,498 shares of common stock and options exercisable to purchase an additional 1,200,000 shares of common stock at an exercise price of $0.19 per share.  Musick’s beneficial ownership represents 19.52% of the issued and outstanding common stock of the Company as of the date of this Amendment.

             As of the date of the filing of this Amendment No. 5, the Trust is deemed to beneficially own 2,995,607 shares of common stock of the Company.  The Trust’s beneficial ownership represents 17.45% of the issued and outstanding common stock of the Company as of the date of this Amendment.

         (b)     Mr. Musick is the sole trustee of the James R. Musick Trust and, therefore, has the sole power to vote and has sole dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

               The Trust has the sole power to vote and has sole dispositive right with regard to 2,995,607 shares of common stock identified in Item 5(a) above.

         (c)     Other than the transactions described in Item 3 above, the Reporting Person has not effected any transaction in securities of the Company in the last 60 days.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to read as follows:

Filing Agreement of Reporting Persons

SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 13, 2009 (Date)
__James R. Musick (Signature)
James R. Musick, individually (Name/Title)

July 13, 2009 (Date)
__James R. Musick (Signature)
James R. Musick, Trustee of the James R. Musick Trust (Name/Title)